

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

<u>Via E-mail</u>
Terry C. Matlack
Chief Financial Officer
Tortoise Capital Resources Corporation
11550 Ash Street, Suite 300
Leawood, Kansas 66211

   Re: Tortoise Capital Resources Corporation
     Form 10-K for Fiscal Year Ended November 30, 2011
     Filed February 13, 2012
     File No. 001-33292

Dear Mr. Matlack:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Cicely LaMothe

       Cicely LaMothe
       Senior Assistant Chief Accountant